Via Facsimile and U.S. Mail
Mail Stop 03-09

	February 22, 2005

Matthew J. Pfeffer
Cell Genesys, Inc.
500 Forbes Boulevard
South San Francisco, CA 94080

RE: 	Cell Genesys, Inc.
	Post-Effective Amendment to Registration Statement on Form S-
3
      Filed February 14, 2005
Registration No. 333-121732

Dear Mr. Pfeffer:
      This is to advise you that we have undertaken a limited review of the above referenced post-effective amendment to the registration statement and have the following comment.
Please provide updated financial statements in the registration statement, as required by Regulation 3-12 of Regulation S-X.

*	*	*

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.





      Please contact Michael Reedich at (202) 942-1815 or to me at
(202) 942-1840.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc:	Herbet Fockler, Esq.
	Wilson, Sonsini, Goodrich & Rosati
	650 Page Mill Road
      Palo Alto, CA 94304

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